Exhibit 99.1

QIWI ANNOUNCES THIRD QUARTER 2015 RESULTS

Third-Quarter Total Adjusted Net Revenue Increased 6% to RUB 2,529 Million

Adjusted Net Profit Decreased 3% to RUB 1,133 Million or RUB 18.74 per diluted share

QIWI reiterates 2015 Guidance

NICOSIA, CYPRUS – November 10, 2015 – QIWI plc, (NASDAQ: QIWI) (“QIWI” or the “Company”) today announced results for the third quarter ended September 30, 2015.

Third-Quarter 2015 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 6% to RUB 2,529 million ($38.2 million)

•	Adjusted EBITDA decreased 12% to RUB 1,340 million ($20.2 million)

•	Adjusted Net Profit decreased 3% to RUB 1,133 million ($17.1 million), or RUB 18.74 per diluted share

•	Total payment volume increased 65% to RUB 270.5 billion ($4.1 billion)

•	Active kiosks and terminals decreased 15% to 149,553 units

•	Active Qiwi Wallet accounts increased 1% to 16.7 millions

“We are continuing to confront the pressure from both the macroeconomic slowdown in Russia and stricter regulation of the agent network,” said Sergey Solonin, QIWI’s chief executive officer. “Despite the abovementioned factors, we undertook actions necessary to maintain the agents’ economics and do not expect any further substantial deterioration of the agent network. Contact and Rapida are bringing synergies to the group and strengthening our positions in the payments market in Russia. We continue to see plenty of opportunities ahead, especially in gaining market share in the key verticals, which will be the main focus for the company in the near term.”

Third Quarter 2015 Results

Revenues: Total Adjusted Net Revenue for the quarter ended September 30, 2015 was RUB 2,529 million ($38.2 million), an increase of 6% compared with RUB 2,379 million in the prior year.

Payment Adjusted Net Revenue was RUB 1,836 million ($27.7 million), an increase of 5% compared with RUB 1,753 million in the prior year. Payment Adjusted Net Revenue growth was predominantly driven by an increase in payment volume across all verticals, especially the E-commerce and Money Remittances market verticals, that was in turn partially offset by the declining net revenue yields primarily as a result of the acquisition and consolidation of Contact and Rapida which operate on significantly lower net revenue yields than legacy QIWI business.

Other Adjusted Net Revenue, which is principally composed of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising, was RUB 693 million ($10.5 million), an increase of 11% compared with RUB 626 million in the prior year. The growth in the third-

quarter was mainly due to the increase in inactivity fees, interest revenue from deposits, gain from currency swaps and overdrafts provided to agents, slightly offset by our continuing investment in improving clients’ service, such as call center costs, decreasing revenue from rent of space of kiosks and cash and settlement services.

Adjusted EBITDA: For the quarter ended September 30, 2015, Adjusted EBITDA was RUB 1,340 million ($20.2 million), a decrease of 12% compared with RUB 1,520 million in the prior year. Adjusted EBITDA decline was mainly driven by 44% growth of SG&A cost including: bad debt expense, payroll, rent and office maintenance costs as well as professional fees resulting from the ongoing M&A activities. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 53.0% compared with 63.9% in the prior year.

Adjusted Net Profit: For the quarter ended September 30, 2015, Adjusted Net Profit was RUB 1,133 million ($17.1 million), a decrease of 3% compared with RUB 1,163 million in the prior year. The decrease in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA, though significantly mitigated by operational ForEx gains.

Other Operating Data: For the quarter ended September 30, 2015, total payment volume was RUB 270.5 billion ($4.1 billion), an increase of 65% compared with RUB 164.4 billion in the prior year. Payment volume increased across all verticals driven largely by Contact and Rapida businesses as well as organic growth in E-commerce and Money Remittances market verticals. Average payment net revenue yield was 0.68%, a decrease of 39 bps compared with 1.07% in the prior period primarily due to the consolidation of lower yielding Contact and Rapida businesses.

The total average Net Revenue Yield was 0.93%, a decrease of 52 bps as compared with 1.45% in the prior year.

The number of active kiosks and terminals was 149,553, a decrease of 15% compared with the prior year, driven by the stricter regulation of the kiosk market by Central Bank of Russia. The number of active Visa Qiwi Wallet accounts was 16.7 million in the third quarter 2015, an increase of 0.2 million, or 1%, as compared with 16.5 million in the third quarter 2014.

Recent Developments

Dividend: QIWI continues to pursue different M&A opportunities and considers the timing and current market conditions to favor this strategy. We are focusing on business with a long-term growth potential in the areas complementary to our core business. Our current view is to refrain from paying dividends for the next few quarters.

Impact of Contact and Rapida: Starting June 1st 2015 we consolidate financial results of Contact and Rapida in our financial statements which are presented in the Annex below. Contact and Rapida have become a strong addition to the core business of QIWI contributing to Money Remittances, Financial Services and E-commerce market verticals as well as significantly increasing our share of the Russian money remittance market, broadening our merchant relationships and consumer base and strengthening our team. The integration is going in accordance with the plan.

Regulation by the Central Bank of Russia: Our kiosk network in Russia was affected by the enhanced controls that the Central Bank of Russia has implemented to ensure compliance by the agents with legislation that requires them to remit their proceeds to special accounts, as disclosed in our Form 6-K filed on November 2, 2015.

Although this decrease negatively affects the size of our physical distribution network in the short-term, we continue to believe that increased transparency in the kiosk market will ultimately allow us to improve our market share and strengthen our competitive advantages.

2015 Guidance1

QIWI reiterates its guidance in respect of 2015 outlook:

•	Total Adjusted Net Revenue is expected to increase by 18% to 22% over 2014

•	Adjusted Net Profit is expected to increase by 18% to 22% over 2014

The overall macroeconomic conditions continue to adversely affect the purchasing power of Russian population as high inflation combined with decreasing real wages put pressure on the disposable income. This in turn leads to the overall decrease in consumer spending and consequently our payment volumes, especially in Financial Services market vertical, which is impacted by several factors including lack of refinancing options for the consumers, and aforementioned decrease in real disposable income.

[1]	Guidance is provided in Russian rubles and includes consolidated financial result of Contact and Rapida since June 1st, 2015

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss third quarter 2015 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (877) 870-5176 or +1 (858) 384-5517 for international callers; the pin number is 13623376. The replay will be available until Tuesday, November 17, 2015. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 16.7 million virtual wallets, over 149,000 kiosks and terminals, and enabled merchants to accept over RUB 70 billion cash and electronic payments monthly from over 57 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, and growth of physical and virtual distribution channels. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the achievement of the expected benefits of the acquisition of Contact and Rapida, risks associated with the integration of Contact and Rapida, a decline in average net revenue yield, fees levied on QIWI’s consumers, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Yakov Barinskiy Head of M&A and Investor Relations +7.499.709.0192 ir@qiwi.com	Varvara Kiseleva Investor Relations +7.499.709.0192 ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in thousands)

	As of December 31, 2014	As of September 30, 2015 (unaudited)	As of September 30, 2015 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	379,943	390,136	5,890
Goodwill and other intangible assets	2,367,623	12,390,361	187,061
Long-term debt instruments	1,806,295	1,551,633	23,425
Long-term loans	52,648	28,223	426
Other non-current assets	42,455	53,615	809
Deferred tax assets	239,571	259,523	3,918

Total non-current assets	4,888,535	14,673,491	221,530

Current assets
Trade and other receivables	5,305,275	4,181,698	63,132
Short-term loans	31,588	51,060	771
Short-term debt instruments	2,132,887	1,331,207	20,098
Prepaid income tax	89,239	39,599	598
VAT and other taxes receivable	51,078	44,774	676
Cash and cash equivalents	17,079,965	15,168,809	229,008
Other current assets	345,688	704,792	10,640

Total current assets	25,035,720	21,521,939	324,923

Assets of disposal group classified as held for sale	125,867	—	—

Total assets	30,050,122	36,195,430	546,453

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	963	1,137	17
Additional paid-in capital	1,876,104	1,876,104	28,324
Share premium	3,044,303	12,068,267	182,198
Other reserve	764,243	814,171	12,292
Retained earnings	2,683,805	5,909,202	89,213
Translation reserve	204,337	318,548	4,809

Total equity attributable to equity holders of the parent	8,573,755	20,987,429	316,854
Non-controlling interest	(239,385)	8,639	130

Total equity	8,334,370	20,996,068	316,984

Non-current liabilities
Long-term borrowings	41,981	—	—
Other non-current liabilities	9,381	3,597	54
Deferred tax liabilities	37,758	1,149,924	17,361

Total non-current liabilities	89,120	1,153,521	17,415

Current liabilities
Short-term borrowings	1,061	774,748	11,697
Trade and other payables	20,179,673	11,940,916	180,276
Amounts due to customers and amounts due to banks	1,001,286	965,225	14,572
Income tax payable	11,290	225,009	3,397
VAT and other taxes payable	127,733	108,473	1,638
Deferred revenue	52,008	10,869	164
Other current liabilities	56	20,601	311

Total current liabilities	21,373,107	14,045,841	212,054

Liabilities directly associated with the assets of a disposal group classified as held for sale	253,525	—	—

Total equity and liabilities	30,050,122	36,195,430	546,453

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 66.237 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of September 30, 2015.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Three months ended (unaudited)
	September 30, 2014	September 30, 2015	September 30, 2015
	RUB	RUB	USD(1)
Revenue	3,822,175	4,690,738	70,817
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	1,782,489	2,488,364	37,568
Selling general and administrative expenses	616,364	877,622	13,250
Depreciation and amortization	93,208	208,854	3,153
Profit from operations	1,330,114	1,115,898	16,847

Other income	4,861	7,089	107
Other expenses	(972)	(241)	(4)
Foreign exchange gain	885,133	1,667,372	25,173
Foreign exchange loss	(350,897)	(586,323)	(8,852)
Share of loss of associates	(12,151)	—	—
Impairment of investment in associates	(21,731)	—	—
Interest income	341	1,162	18
Interest expense	(9,351)	(36,770)	(555)

Profit before tax	1,825,347	2,168,187	32,734
Income tax expense	(269,134)	(186,150)	(2,810)

Net profit	1,556,213	1,982,037	29,923

Attributable to:
Equity holders of the parent	1,568,368	1,979,675	29,888
Non-controlling interests	(12,155)	2,362	36

Other comprehensive income
Exchange differences on translation of foreign operations
Differences arising during the year	22,767	71,852	1,085

Total comprehensive income net of tax	1,578,980	2,053,889	31,008

attributable to:
Equity holders of the parent	1,610,673	2,050,632	30,959
Non-controlling interests	(31,693)	3,257	49

Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	28.81	32.79	0.50

Diluted profit attributable to ordinary equity holders of the parent	28.39	32.74	0.49

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 66.237 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of September 30, 2015.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Nine months ended (unaudited)
	September 30, 2014	September 30, 2015	September 30, 2015
	RUB	RUB	USD(1)
Revenue	10,570,075	12,859,147	194,138
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	5,217,187	6,174,610	93,220
Selling general and administrative expenses	1,827,016	2,322,855	35,069
Depreciation and amortization	258,085	467,584	7,059
Profit from operations	3,267,787	3,894,098	58,790

Gain from disposal of subsidiaries	—	32,595	492
Other income	40,900	14,971	226
Other expenses	(9,465)	(10,950)	(165)
Foreign exchange gain	928,038	1,800,970	27,190
Foreign exchange loss	(492,265)	(914,824)	(13,811)
Share of loss of associates	(23,270)	—	—
Impairment of investment in associates	(24,634)	—	—
Interest income	1,053	2,832	43
Interest expense	(30,362)	(77,644)	(1,172)

Profit before tax	3,657,782	4,742,048	71,592
Income tax expense	(697,556)	(738,179)	(11,145)

Net profit	2,960,226	4,003,869	60,448

Attributable to:
Equity holders of the parent	3,000,243	3,920,067	59,182
Non-controlling interests	(40,017)	83,802	1,265

Other comprehensive income
Exchange differences on translation of foreign operations
Differences arising during the year	19,282	86,792	1,310
Accumulated exchange differences reclassified to earnings upon disposal of foreign operations	—	56,107	847

Total comprehensive income net of tax	2,979,508	4,146,768	62,605

attributable to:
Equity holders of the parent	3,040,801	4,034,278	60,907
Non-controlling interests	(61,293)	112,490	1,698

Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	56.58	68.84	1.04

Diluted profit attributable to ordinary equity holders of the parent	55.72	68.61	1.04

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 66.237 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of September 30, 2015.

QIWI plc.

Consolidated Statement of Cash Flows

(in thousands)

	Nine months ended (unaudited)
	September 30, 2014	September 30, 2015	September 30, 2015
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	3,657,782	4,742,048	71,592

Adjustments to reconcile profit before income tax to net cash flow generated from operating activities
Depreciation and amortization	258,085	467,584	7,059
Foreign exchange gain, net	(435,773)	(886,146)	(13,378)
Interest income, net	(252,476)	(455,381)	(6,875)
Bad debt expense, net	55,678	73,653	1,112
Share of loss of associates	23,270	—	—
Impairment of investment in associates	24,634	—	—
Share-based payments	335,491	61,863	934
Gain from disposal of subsidiaries	—	(32,595)	(492)
Gain from sale of investments	—	(7,089)	(107)
Other	11,565	(4,676)	(71)

Operating profit before changes in working capital	3,678,256	3,959,261	59,774

Decrease in trade and other receivables	743,173	3,441,699	51,960
(Increase)/decrease in other assets	(178,808)	134,183	2,026
(Increase)/decrease in amounts due to customers and amounts due to banks	256,071	(868,879)	(13,118)
Decrease in accounts payable and accruals	(4,944,812)	(12,219,147)	(184,476)
Loans issued/(settled) from banking operations	(9,040)	12,034	182

Cash used in operations	(455,160)	(5,540,849)	(83,652)

Interest received	273,811	545,340	8,233
Interest paid	(21,767)	(83,590)	(1,262)
Income tax paid	(630,533)	(585,506)	(8,840)

Net cash flow used in operating activities	(833,649)	(5,664,605)	(85,520)

Cash flows used in investing activities
Cash acquired upon business combination	—	3,200,275	48,316
Contribution to associates without change in ownership	(24,201)	—	—
Payment for assignment of loans	(68,063)	—	—
Purchase of available-for-sale investments	—	(5,628)	(85)
Proceeds from sale of investments	—	7,557	114
Purchase of property and equipment	(230,784)	(82,044)	(1,239)
Purchase of intangible assets	(80,209)	(191,835)	(2,896)
Net cash outflow on disposal of subsidiaries	—	(16,206)	(245)
Loans issued	(44,676)	(43,653)	(659)
Repayment of loans issued	39,440	—	—
Purchase of debt instruments	(706,846)	(981,847)	(14,823)
Proceeds from settlement of debt instruments	1,242,313	2,045,478	30,881

Net cash flow generated from investing activities	126,974	3,932,097	59,364

Cash flows generated from financing activities
Issue of share capital	3,044,356	—	—
Exercise of options	5,167	—	—
Proceeds from borrowings	38,198	55,045	831
Repayment of borrowings	(672)	(484,692)	(7,318)
Dividends paid to owners of the Group	(2,009,163)	(698,912)	(10,552)
Dividends paid to non-controlling shareholders	(2,170)	—	—
Transactions with non-controlling interest	1,783	—	—
Net cash flow generated from/(used in) financing activities	1,077,499	(1,128,559)	(17,038)

Effect of exchange rate changes on cash and cash equivalents	488,754	935,091	14,117

Net decrease in cash and cash equivalents	859,578	(1,925,976)	(29,077)

Cash and cash equivalents at the beginning of the period	11,636,913	17,094,785	258,085

Cash and cash equivalents at the end of the period	12,496,491	15,168,809	229,008

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 66.237 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of September 30, 2015.

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, Payment Adjusted Net Revenue and Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, payment revenue in the case of Payment Adjusted Net Revenue, other revenue in the case of Other Adjusted Net Revenue and net profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. Other Adjusted Net Revenue is principally composed of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	September 30, 2014	September 30, 2015	September 30, 2015
	RUB	RUB	USD(1)
Revenue	3,822	4,691	70.8
Minus: Cost of revenue (exclusive of depreciation and amortization)	1,782	2,488	37.6
Plus: Compensation to employees and related taxes	339	326	4.9

Total Adjusted Net Revenue	2,379	2,529	38.2

Payment Revenue(2)	3,001	3,701	55.9
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	1,514	2,123	32.0
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	266	258	3.9

Payment Adjusted Net Revenue	1,753	1,836	27.7

Other Revenue(5)	821	990	14.9
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	268	366	5.5
Plus: Compensation to employees and related taxes allocated to other revenue(4)	73	69	1.0

Other Adjusted Net Revenue	626	693	10.5

Payment Adjusted Net Revenue	1,753	1,836	27.7
E-commerce	527	678	10.2
Financial services	601	233	3.5
Money remittances	240	546	8.3
Telecom	283	262	4.0
Other	103	117	1.8
Other Adjusted Net Revenue	626	693	10.5

Total Adjusted Net Revenue	2,379	2,529	38.2

Net Profit	1,556	1,982	29.9

Plus:
Depreciation and amortization	93	209	3.2
Other income	(0)	(7)	(0.1)
Other expenses	1	0	0.0
Foreign exchange gain	(885)	(1,667)	(25.2)
Foreign exchange loss	351	586	8.9
Share of loss of associates	12	—	—
Impairment of investment in associates	22	—	—
Interest income	(0)	(1)	(0.0)
Interest expenses	9	37	0.6
Income tax expenses	269	186	2.8
Income from depositary(7)	(5)	—	—
Share-based payments expenses	96	15	0.2

Adjusted EBITDA	1,520	1,340	20.2

Adjusted EBITDA margin	63.9%	53.0%	53.0%
Net profit	1,556	1,982	29.9
Amortization of fair value adjustments(8)	22	106	1.6
Income from depositary	(5)	—	—
Share-based payments expenses	96	15	0.2
Effect of taxation of the above items	(5)	(20)	(0.3)
Foreign Exchange gain on June 2014 offering proceeds(9)	(502)	(950)	(14.3)

Adjusted Net Profit	1,163	1,133	17.1

Adjusted Net Profit per share:
Basic	21.37	18.77	0.28
Diluted	21.05	18.74	0.28

Shares used in computing Adjusted Net Profit per share
Basic	54,442	60,373	60,373
Diluted	55,248	60,467	60,467

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 66.237 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of September 30, 2015.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other revenue is principally composed of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.
(7)	Income from depositary is presented in the separate line in reconciliation tables for convenience purposes, while it is included in other income in financial statements.
(8)	Amortization of fair value adjustments includes the effect of the acquisition of control in Contact and Rapida.
(9)	Net effect of foreign exchange gains and losses on June 2014 SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss/(gain), net in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange gain on the SPO US dollar denominated funds.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Nine months ended
	September 30, 2014	September 30, 2015	September 30, 2015
	RUB	RUB	USD(1)
Revenue	10,570	12,859	194.1
Minus: Cost of revenue (exclusive of depreciation and amortization)	5,217	6,175	93.2
Plus: Compensation to employees and related taxes	1,015	884	13.4

Total Adjusted Net Revenue	6,368	7,569	114.3

Payment Revenue(2)	8,433	9,945	150.1
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	4,566	5,077	76.7
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	810	684	10.3

Payment Adjusted Net Revenue	4,677	5,551	83.8

Other Revenue(5)	2,137	2,915	44.0
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	651	1,097	16.6
Plus: Compensation to employees and related taxes allocated to other revenue(4)	205	200	3.0

Other Adjusted Net Revenue	1,691	2,018	30.5

Payment Adjusted Net Revenue	4,677	5,551	83.8
E-commerce	1,358	2,089	31.5
Financial services	1,444	1,034	15.6
Money remittances	664	1,279	19.3
Telecom	905	768	11.6
Other	306	382	5.8
Other Adjusted Net Revenue	1,691	2,018	30.5

Total Adjusted Net Revenue	6,368	7,569	114.3

Net Profit	2,960	4,004	60.4

Plus:
Depreciation and amortization	258	468	7.1
Other income	(3)	(15)	(0.2)
Other expenses	9	11	0.2
Foreign exchange gain	(928)	(1,801)	(27.2)
Foreign exchange loss	492	915	13.8
Share of loss of associates	23	—	—
Impairment of investment in associates	25	—	—
Interest income	(1)	(3)	(0.0)
Interest expenses	30	78	1.2
Income tax expenses	698	738	11.1
Offering expenses	45	—	—
Income from depositary(7)	(38)	—	—
Share-based payments expenses	335	62	0.9
Gain from disposal of subsidiaries	—	(33)	(0.5)

Adjusted EBITDA	3,907	4,424	66.8

Adjusted EBITDA margin	61.3%	58.4%	58.4%
Net profit	2,960	4,004	60.4
Amortization of fair value adjustments(8)	57	167	2.5
Offering expenses	45	—	—
Income from depositary	(38)	—	—
Share-based payments expenses	335	62	0.9
Goodwill impairment	—	—	—
Effect of taxation of the above items	(11)	(32)	(0.5)

Gain from disposal of subsidiaries	—	(33)	(0.5)
Foreign Exchange gain on June 2014 offering proceeds(9)	(450)	(885)	(13.4)

Adjusted Net Profit	2,898	3,283	49.6

Adjusted Net Profit per share:
Basic	54.66	57.65	0.87
Diluted	53.83	57.46	0.87

Shares used in computing Adjusted Net Profit per share
Basic	53,023	56,943	56,943
Diluted	53,841	57,139	57,139

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 66.237 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of September 30, 2015.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other revenue is principally composed of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.
(7)	Income from depositary is presented in the separate line in reconciliation tables for convenience purposes, while it is included in other income in financial statements.
(8)	Amortization of fair value adjustments includes the effect of the acquisition of control in Contact and Rapida.
(9)	Net effect of foreign exchange gains and losses on June 2014 SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss/(gain), net in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange gain on the SPO US dollar denominated funds.

QIWI plc.

Other Operating Data

	Three months ended
	September 30, 2014	September 30, 2015	September 30, 2015
	RUB	RUB	USD (1)
Payment volume (billion)(2)(3)	164.4	270.5	4.1

E-commerce	18.8	34.0	0.5
Financial services	51.0	79.7	1.2
Money remittances	16.7	62.6	0.9
Telecom	64.8	68.7	1.0
Other	13.1	25.6	0.4

Payment adjusted net revenue (million)(4)	1,753.3	1,835.9	27.7

E-commerce	527.0	677.8	10.2
Financial services	600.5	233.1	3.5
Money remittances	239.8	546.5	8.3
Telecom	282.5	261.8	4.0
Other	103.4	116.8	1.8

Payment average net revenue yield	1.07%	0.68%	0.68%

E-commerce	2.80%	2.00%	2.00%
Financial services	1.18%	0.29%	0.29%
Money remittances	1.44%	0.87%	0.87%
Telecom	0.44%	0.38%	0.38%
Other	0.79%	0.46%	0.46%

Total average Net Revenue Yield	1.45%	0.93%	0.93%
Active kiosks and terminals (units)(5)	175,293	149,553	149,553
Active Qiwi Wallet accounts(6)	16.5	16.7	16.7

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 66.237 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of September 30, 2015.
(2)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in QIWI’s international operations (including Kazakhstan) may differ from the methodology used by QIWI’s Russian operations. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of QIWI’s international operations will be brought in conformity with the methodology of QIWI’s Russian operations.
(3)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.
(4)	Payment Adjusted Net Revenue is calculated as the difference between Payment Gross Revenue and Payment Costs. Payment Gross Revenue primarily consists of merchant and consumer fees. Payment Costs primarily consist of commission to agents.
(5)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(6)	Active Visa Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.

QIWI plc.

Other Operating Data

	Nine months ended
	September 30, 2014	September 30, 2015	September 30, 2015
	RUB	RUB	USD (1)
Payment volume (billion)(2)(3)	470.2	633.2	9.6

E-commerce	54.1	82.0	1.2
Financial services	146.6	168.7	2.5
Money remittances	45.1	116.8	1.8
Telecom	185.8	195.7	3.0
Other	38.6	70.1	1.1

Payment adjusted net revenue (million)(4)	4,677.2	5,551.4	83.8

E-commerce	1,357.6	2,089.0	31.5
Financial services	1,444.2	1,033.7	15.6
Money remittances	664.3	1,278.9	19.3
Telecom	905.1	768.2	11.6
Other	305.9	381.7	5.8

Payment average net revenue yield	0.99%	0.88%	0.88%

E-commerce	2.51%	2.55%	2.55%
Financial services	0.98%	0.61%	0.61%
Money remittances	1.47%	1.10%	1.10%
Telecom	0.49%	0.39%	0.39%
Other	0.79%	0.54%	0.54%

Total average Net Revenue Yield	1.35%	1.20%	1.20%
Active kiosks and terminals (units)(5)	175,293	149,553	149,553
Active Qiwi Wallet accounts(6)	16.5	16.7	16.7

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 66.237 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of September 30, 2015.
(2)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in QIWI’s international operations (including Kazakhstan) may differ from the methodology used by QIWI’s Russian operations. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of QIWI’s international operations will be brought in conformity with the methodology of QIWI’s Russian operations.
(3)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.
(4)	Payment Adjusted Net Revenue is calculated as the difference between Payment Gross Revenue and Payment Costs. Payment Gross Revenue primarily consists of merchant and consumer fees. Payment Costs primarily consist of commission to agents.
(5)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(6)	Active Visa Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.